Public November 14, 2024 Roger Dassen Business model and capital allocation strategy ASML Investor Day Veldhoven, The Netherlands November 14, 2024 Chief Financial Officer Small Talk 2024 Exhibit 99.7

Public Business model and capital allocation strategy Our continued investments in technology leadership have created significant shareholder value. Investments create value We expect substantial growth opportunities in this decade Based on different market and technology scenarios, we see an opportunity to achieve the following by 2030: • Annual revenue between approximately €44 billion and €60 billion with gross margin between approximately 56% and 60% Market and technology opportunity Expected growth in semiconductor end markets and increasing lithography spending on future nodes fuel demand for our products and services. Growth in markets We confirm our financing policy; a solid capital and liquidity structure, based on which we will continue to invest in our business and expect to return significant amounts of cash to our shareholders through growing dividends and share buybacks. Capital allocation and financing Key messages November 14, 2024

Public November 14, 2024 Page 5 Continuing growth Continued shareholder value creation Historical shareholder value creation

Public ASML’s technology leadership comes from strategic investments that enable cost-effective innovations for our customers Organic growth through investments in R&D and Capex Strategic acquisitions and investments in • Supply chain for technology and capacity (Carl Zeiss SMT, Berliner Glas) • New business (HMI) Page 6 * ASML contribution Zeiss SMT Capex included as of 2017 ** 2024E is estimate for the FY2024 figures Growth methods R&D Capex Investments 2014 2015 2016 2017* 2018 2019 2020 2021 2022 2023 2024E** 1,1 1,1 1,1 1,3 1,6 2,0 2,2 2,5 3,3 4,0 4,3 0,4 0,4 0,3 0,4 0,6 0,9 1,0 0,9 1,3 2,2 1,9 1,4 1,4 1,4 1,6 2,2 2,9 3,2 3,5 4,6 6,2 6,2 Berliner Glas acquisition Carl Zeiss SMT Holding acquisition 24.9% interest HMI acquisition € b n (€1.0bn) (€2.8bn) (€0.3bn) November 14, 2024

Public ASML’s EPS has grown at a CAGR of 22% since 2014 driven by revenue growth, improved margins and share buybacks Page 7 Systems (€bn) Gross margin (%)Installed Base Management (€bn) EPS (€) • Systems revenue grew at a 18% CAGR since 2014 • Installed Base Management* grew at a 14% CAGR since 2014 driven by upgrades and service of growing installed base • Gross margin improved from 44% in 2014 to over 50%, primarily as a result of progress in the EUV profitability while maintaining strong margins in the rest of the business • Earnings per share (EPS) grew at 22% CAGR since 2014 driven by profitability and share buyback * Installed Base Management equals our net service and field option sales ** 2024E is the midpoint guidance for FY24 Growth drivers 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024E** 4.2 4.2 4.6 6.4 1.6 2.1 2.2 2.75.9 6.3 6.8 9.1 10.9 2.7 8.3 11.8 2.8 10.3 3.7 9.0 14.0 18.6 5.0 13.7 15.4 5.7 21.2 5.6 27.6 28.0 21.9 6.2 21.8 14.14 2.74 3.22 3.46 4.93 6.10 6.16 8.49 14.36 19.91 44% 46% 45% 45% 46% 45% 49% 53% 51% 51% 51% Revenue/Gross margin/EPS November 14, 2024

Public ASML created significant shareholder value over the period 2010-2024* Page 8 Total Shareholder Return (TSR) annualized compounded : • ASML (Nasdaq) : 23% • Semiconductor index - SOX 22% • Technology index - Nasdaq 17% Source: Bloomberg (Total Shareholder Return: index = 2010) Total Shareholder Return (TSR) = share price increase + dividend pay-out 2024*: the graph includes data until November 6, 2024 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024* ASML (Nasdaq) NASDAQ S&P 500 SOX AEX Total Shareholder Return 1,500 1,000 500 0 3,000 2,500 2,000 3,500 4,000 2010 2011 2012 2013 November 14, 2024

Public November 14, 2024 Page 9 Continued shareholder value creation Historical shareholder value creation Continuing growth

Public Page 10 Estimate growth of our Installed Base business Installed Base Management Model assumptions Start with end markets Translate to worldwide litho spending, convert to ASML share Litho spend Convert to wafer demand: High – Moderate – Low scenarios Wafer demandEnd markets Scenarios →High → Moderate → Low 2030 Model scenarios November 14, 2024

Public Semi sales expected to grow at 9% CAGR (2025-2030) & surpass $1tn by 2030 Sharp increase in growth for Servers, Datacenters & Storage offsets most of moderation elsewhere Page 11 Smartphone ($bn) Wired & wireless Infrastructure ($bn) Automotive ($bn) Personal Computing ($bn) Servers, Datacenters & Storage ($bn) Industrial Electronics ($bn) Consumer Electronics ($bn) Total Semiconductor ($bn) 149 158 157 162 177 192 25 26 27 28 29 30 CMD 2022 CMD 2024 5% 92 100 100 101 106 112 25 26 27 28 29 30 4% 53 57 60 63 66 70 25 26 27 28 29 30 6% 70 72 74 78 80 83 25 26 27 28 29 30 3% 76 84 93 98 105 114 25 26 27 28 29 30 9% 84 91 98 100 110 120 25 26 27 28 29 30 7% 679 749 791 845 941 1051 25 26 27 28 29 30 9% 156 188 211 243 296 361 25 26 27 28 29 30 18% CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 CMD 2022 CMD 2024 November 14, 2024 Source: ASML analysis

Wafer capacity will be driven by both wafer demand & strategic considerations

As a result, we expect 5-8% extra overall capacity by 2030 on top of demand-driven additions

Wafer capacity: Million wafer starts/month (Mwspm)



5%
11.2
5-8%
15.1
2025
2030

Strategic considerations

- Tech sovereignty leading to less efficient use of the installed capacity as countries/regions aim to (re)gain fab footprint.
- Increased emphasis on supply security resulting in geographically diversified ownership profile, in turn making load balancing more difficult.
- Intensified competition could lead to period with overcapacity as players try to capture market share.

	Growth 2025-2030 (Kwspm/yr.)
Total wafer demand	780
Strategic considerations	85
Total wafer capacity	865

ASML November 14, 2024

Source: ASML analysis

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Advanced logic & DRAM shrink is expected to drive further layers & spending

Increase in exposures, combined with wafer volume translates into double-digit EUV spending CAGRs

Advanced Logic: Average # of Total EUV Exposures*


19-21
25-30
2025
2030
Expected average High NA (0.55NA) Exposures
4-6

EUV litho spending CAGR (2025-2030): 10-20%

DRAM: Average # of Total EUV Exposures*


5
7-10
2025
2030
Expected average High NA (0.55NA) Exposures
2-3

EUV litho spending CAGR (2025-2030): 15-25%

ASML November 14, 2024

Source: ASML analysis;

* EUV exposures are 0.33NA equivalents, which can also include 0.55NA exposures at a ratio of one 0.55NA exposure to two 0.33NA exposures

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Public Market share assumptions: EUV 100%, ArF immersion 90%, Dry 65% Model assumptions 2030 Page 14 Advanced Logic (≤ 7nm) DRAM NAND Market Low - High Transistor CAGR (2025-2030): • Low: 28% • High: 36% Bit CAGR (2025-2030): • Low: 18% • High: 26% Bit CAGR (2025-2030): • Low: 22% • High: 30% Technology Low - High • Blend of high performance and low power designs • EUV High NA high volume from 2026 • 25-30 EUV exposures* (of which 4-6 High NA) • Blend of 4F2 and 6F2 designs • EUV High NA volume from 2026/2027 • 7-10 EUV exposures* (of which 2-3 High NA) • 3D NAND: stack of stacks & CMOS bonded array Litho Spending Low – High • EUV litho spending CAGR (2025-2030): 10-20% • EUV litho spending CAGR (2025-2030): 15-25% November 14, 2024 Source: ASML analysis; * EUV exposures are 0.33NA equivalents, which can also include 0.55NA exposures at a ratio of one 0.55NA exposure to two 0.33NA exposures

Installed Base Management*

growing installed base provides opportunity for double digit growth in service and upgrades

Growth drivers:

- Growing installed base population
- Service: move to value-based services
- Upgrades: design for extendibility, enabling performance upgrades in the field


Installed Base Management: services and upgrades
~13% CAGR
11-13B€
~14% CAGR
~6.2B€
3.7B€
2020
2024
2030
Guidance range area

* Installed Base Management equals our net service and field option sales

ASML November 14, 2024 Page 15
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Public We still model a total sales opportunity between 44B€ and 60B€ by 2030 Total sales opportunity (in €bn) Page 16 * M&I : Metrology & Inspection ** Installed Base Management equals our net service and field option sales High scenario EUV sales 32 32 Non-EUV sales (Litho and M&I*) 15 15 Installed Base Management** 13 13 Total 60 60 Moderate scenario EUV sales 26 Non-EUV sales (Litho and M&I*) 14 Installed Base Management** 12 Total 52 Low scenario EUV sales 22 22 Non-EUV sales (Litho and M&I*) 11 11 Installed Base Management** 11 11 Total 44 44 CMD 2024 Sales 2030 Not reported in CMD 2022 Logic: Compared with CMD 2022, we expect • Advanced nodes wafer demand modestly higher, offset by shift in node timing • Strategic tailwind, in particular foundry competition, lower • Mainstream nodes wafer demand slightly lower Memory: Compared with CMD 2022, we expect • DRAM wafer demand higher, driven by HPC/AI • Shift from multiple to single patterning EUV (0.33 NA and 0.55 NA) • NAND wafer demand lower Combined, these drivers result in a similar sales outlook as we have shown in CMD 2022, with a range of 44B€ - 60B€ CMD 2022 Sales 2030 Key drivers for our 2030 sales opportunity are: November 14, 2024

Gross margin development potential FY25 – FY30

Margin growth drivers

- EUV: volume growth and increased productivity in 0.33 NA systems positively impacting the overall GM. The volume growth in the 0.55 NA systems has a small dilutive effect on the overall GM
- Non-EUV: GM increase is predominantly driven by the increase in volume. This positive GM impact is partly offset by a change in product mix (more DUV dry systems).
- IBM*: GM increase due to growth in installed base and move towards more value-based services and upgrades

ASML 2025 – 2030 Gross margin bridge
(mid-point to mid-point guidance)



Gross margin %
2025
GM% development
2025-2030
Gross margin %
2030
~52%
~4%
~1%
~1%
~58%
FY25 GM%
EUV
Non-EUV
IBM*
FY30 GM%

* IBM = Installed Base Management, equals our net service and field option business

ASML November 14, 2024 Page 17 Public

ASML updated financial model 2030

	Latest estimate 2024	CMD 2022 Low - High market 2030	CMD 2024 Low - High market 2030
Total sales	**28.0€bn**	~44 – **60€bn**	**~44 – 60€bn**
Installed Base Management*	6.2€bn	~11 – 13€bn	~11 – 13€bn
System sales	21.8€bn	~33 – 47€bn	~33 – 47€bn
Gross margin	~50.6%	~56% – 60%	~56% – 60%
R&D	4.3€bn (15%)	~6.0 – 6.6€bn	~6.0 – 6.6€bn
SG&A	1.1€bn (4%)	~1.6€bn	~1.7 – 1.9€bn
Capex	1.9€bn (7%)	~1.5€bn	~2.5€bn
Cash Conversion Cycle**	<200 days	<200 days	<200 days
Effective Tax Rate***	16-17%	~16.5%	~17%

Rounding differences may occur as these numbers / percentages are rounded to 1 decimal

* Installed Base Management equals our net service and field option sales

** Cash Conversion Cycle is the sum of: accounts receivable, finance receivables, contract liabilities (including customer down payments); all divided by total net sales * 365 days. Accounts payable, inventories and vendor advance payments; all divided by total cost of sales * 365 days.

*** Estimated Effective Tax Rate is based on 2024 tax legislation, and currently expected changes

ASML November 14, 2024 Page 18
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Public November 14, 2024 Page 19 Flexible workforce Employees Additional flexibility through the hour bank and other measures D&E Fix labor and other costs D&E Flex labor and farm-out Own personnel Flex workers Outsourced R&D R&D spend Systems Cost of Goods (COG) at Standard, composition Majority of systems COG is externally sourced 95% 5% 2023 78% 22% 2023 13% 87% 2023 We are and remain flexible in our operating model to deal with the industry volatility and uncertainties Labor Materials

Public November 14, 2024 Page 20 Historical shareholder value creation Continuing growth Continued shareholder value creation Page 20

Public Page 21 Our approach to capital allocation and financing Focused investment in our business supported by a strong and flexible balance sheet Capital allocation • Investments to execute ASML’s long term roadmap • Cash returns to shareholders • Sustainable dividend per share that will grow over time, paid quarterly • Return excess cash to shareholders through share buybacks Financing • Maintain sufficient liquidity to ensure continued business growth and to provide buffer for cash flow volatility • Maintain a capital structure that targets a solid investment-grade credit rating November 14, 2024

Public Page 22 Our approach to capital allocation Continued shareholder value creation R&D Capex Cumulative share buyback Cumulative dividend *ASML contribution for Zeiss SMT capex included as of 2017 ** 2024E is estimate for the FY2024 figures Focused investment in our business through R&D, Capex Cash returns to shareholders 2014 2015 2016 2017* 2018 2019 2020 2021 2022 2023 2024E** 1,1 1,1 1,1 1,3 1,6 2,0 2,2 2,5 3,3 4,0 4,3 0,4 0,4 0,3 0,4 0,6 0,9 1,0 0,9 1,3 2,2 1,9 1,4 1,4 1,4 1,6 2,2 2,9 3,2 3,5 4,6 6,2 6,2 4,4 4,9 5,3 5,8 7,0 7,4 8,6 17,2 21,8 22,8 23,3 1,1 1,4 1,9 2,4 3,0 4,3 5,4 6,7 9,3 11,1 13,5 5,5 6,4 7,2 8,2 10,0 11,7 14,0 23,9 31,1 33,9 36,8 up to 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024E** HMI acquisition (€2.8bn) Carl Zeiss SMT Holding acquisition 24.9% interest (€1.0bn) Berliner Glas acquisition (€0.3bn) [€ b n ] [€ b n ] We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks November 14, 2024

Public Business model and capital allocation strategy Our continued investments in technology leadership have created significant shareholder value. Investments create value We expect substantial growth opportunities in this decade Based on different market and technology scenarios, we see an opportunity to achieve the following by 2030: • Annual revenue between approximately €44 billion and €60 billion with gross margin between approximately 56% and 60% Market and technology opportunity Expected growth in semiconductor end markets and increasing lithography spending on future nodes fuel demand for our products and services. Growth in markets We confirm our financing policy; a solid capital and liquidity structure, based on which we will continue to invest in our business and expect to return significant amounts of cash to our shareholders through growing dividends and share buybacks. Capital allocation and financing Key messages Page 23

Public Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to our strategy, plans and expected trends, including trends in end markets and the technology industry and business environment trends, including the emergence of AI and its potential opportunities and expectations for the semiconductor industry, including computing power, advanced logic nodes and DRAM memory, statements with respect to Moore’s law and expected transistor growth and aspirations by 2030, global market trends and technology, product and customer roadmaps, long term outlook and expected lithography and semiconductor industry growth and trends and expected growth in semiconductor sales and semiconductor market opportunity through to 2030 and beyond, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments by our customers, including investments in our technology and in wafer capacity, plans to increase capacity, expected growth in lithography spend, growth opportunities including opportunities for growth in service and upgrades and opportunities for growth in Installed Base Management sales, expected growth and gross margins in the holistic lithography business and expected addressable market for Applications products, expectations and benefits of a growing installed base, ASML’s and its supplier’s capacity, expected production of systems, model scenarios and the updated model for 2030, including annual revenue and gross margin opportunity and development potential for 2030, outlook and expected, modelled or potential financial results, including revenue opportunity, gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2030 and assumptions and drivers underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends, outlook and growth in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected opportunities and growth drivers for and technological innovation of our products including DUV EUV, High NA, Hyper NA, Applications, and other products impacting productivity and costs, transistor dimensions, logic and DRAM shrink, foundry competition, statements with respect to dividends and share buybacks and our capital return policy, including expectation to return significant amounts of cash to shareholders through growing dividends and buybacks and statements with respect to energy generation and consumption trends and the drive toward energy efficiency, emissions reduction and greenhouse gas neutrality goals and target dates to achieve greenhouse gas neutrality, zero waste from operations and other ESG targets and ambitions and plans to maintain a leadership position in ESG, increasing technological sovereignty across the world and the expected impact on semiconductor sales, including specific goals of countries across the world, increasing competition in the foundry business, estimates for 2024 and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", “opportunity”, “scenario”, “guidance,” "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, models, opportunities and projections about our business and our future and potential financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry and end markets, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to technology, product and customer roadmaps and Moore’s law, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase programs, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results including the risk that actual results may differ materially from the models, potential and opportunity we present for 2030 and other future periods, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. This document and related discussions contain statements relating to our approach to and interim progress on achieving certain energy efficiency and greenhouse gas emissions reduction targets, including our ambition to achieve greenhouse gas neutrality. References to “greenhouse gas neutral” means remaining emissions, after ASML’s efforts to reach its GHG emission reduction targets, compensated by the same amount of metric tons of carbon credits that are verified against recognised quality standards. Page 24November 14, 2024

Public November 14, 2024 Page 25 THANK YOU